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         MV INVESTMENTS N.V. SOLD 3,690 MILLION ORDINARY TURKCELL SHARES


        Subject: Statement made pursuant to Circular VIII, No: 39 of the
                             Capital Markets Board.


                                                         Istanbul Stock Exchange

                                                                   ISTANBUL



Special Subjects:



According to the statement sent to Turkcell, on October 18, 2004, MV Investments N.V. sold 3,690 million Turkcell ordinary shares with a price of TL8,100 per share. On October, 12, 2004, MV Investments N.V. announced that it will sell the aforementioned Turkcell shares within a year.




We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


                                   Nihat Narin              Koray Ozturkler
                                   Investor Relations       Investor Relations
                                   12.10.2004, 17:00        12.10.2004, 17:00




For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)


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